UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PMC-SIERRA, INC.

(Names of Subject Company)

LOIS ACQUISITION CORP.

(Offeror)

MICROSEMI CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

69344F106

(CUSIP Number of Class of Securities)

John W. Hohener

Executive Vice President, Chief Financial Officer, Secretary and Treasurer

Microsemi Corporation

One Enterprise

Aliso Viejo, California 92656

(949) 380-6100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Warren T. Lazarow, Esq.

Steven Tonsfeldt, Esq.

Paul Scrivano, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,575,997,159.36	$259,402.91

*	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $11.68, the average of the high and low sales prices per share of PMC-Sierra common stock on December 14, 2015, as reported by Nasdaq, and (ii) 220,547,702, the estimated number of shares of PMC-Sierra common stock to be exchanged in the transaction.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001007 multiplied by the estimated transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $61,859.10	Filing Party: Microsemi Corporation
Form or Registration No.: Form S-4	Date Filed: December 16, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO is filed by Microsemi Corporation (“Microsemi”), a Delaware corporation, and Lois Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Microsemi (the “Offeror”). This Schedule TO relates to the offer by the Offeror to exchange for each outstanding share of common stock, $0.001 par value per share, of PMC-Sierra, Inc. (“PMC”), a Delaware corporation, (a) $9.22 in cash, without interest and less any applicable withholding taxes, and (b) 0.0771 shares of Microsemi common stock, par value $0.20 per share, plus cash in lieu of any fractional shares of Microsemi common stock, without interest and less any applicable withholding taxes (together, the “transaction consideration”) (collectively, subject to the terms and conditions set forth in the Prospectus/Offer to Exchange and the related Letter of Transmittal, and together with any amendments or supplements thereto, the “Offer”).

Microsemi has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 on December 16, 2015, relating to the Offer and sale of shares of Microsemi common stock to be issued to holders of shares of PMC common stock validly tendered into the Offer and not properly withdrawn (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement and filed as Exhibit (a)(4) hereto (the “Prospectus/Offer to Exchange”), and the related letter of transmittal, which is filed as Exhibit (a)(1)(A) hereto (the “Letter of Transmittal”). Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Microsemi or the Offeror, is hereby expressly incorporated into this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1.   Summary Term Sheet.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “Questions and Answers About The Offer” is incorporated into this Schedule TO by reference.

Item 2.   Subject Company Information.

(a)          The subject company of the Offer is PMC-Sierra, Inc., a Delaware corporation. The address and telephone number of PMC’s principal executive offices is 1380 Bordeaux Drive, Sunnyvale, California 94089, (408) 239-8000.

(b)          As of December 4, 2015, there were 202,774,758 shares of PMC common stock, $0.001 par value per share, issued and outstanding.

(c)          The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Comparative Market Price and Dividend Matters” is incorporated into this Schedule TO by reference.

Item 3.   Identity and Background of Filing Person.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies — Microsemi” and “The Companies — Offeror” and Annex D of the Prospectus/Offer to Exchange entitled “Directors and Executive Officers of Microsemi and the Offeror” is incorporated into this Schedule TO by reference.

Item 4.   Terms of the Transaction.

The information set forth in the Prospectus/Offer to Exchange is incorporated into this Schedule TO by reference, including the sections of the Prospectus/Offer to Exchange entitled “The Offer and the Merger” (including “The Offer and the Merger—Accounting Treatment”), “Exchange Offer Procedures,” “Merger Agreement,” “U.S. Federal Income Tax Consequences” and “Comparison of Stockholders’ Rights,” as well as Annex A of the Prospectus/Offer to Exchange, and the information set forth in the Letter of Transmittal is incorporated into this Schedule TO by reference, including the section of the Letter of Transmittal entitled “Instructions Forming Part of the Terms and Conditions of the Offer.”

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies,” “The Offer and the Merger — Background of the Offer and the Merger,” “The Offer and the Merger — Microsemi’s Reasons for the Offer and the Merger,” “The Offer and the Merger — PMC’s Reasons for the Offer and the Merger; Recommendation of PMC’s Board of Directors,” “The Offer and the Merger — Interests of Certain Persons in the Offer and the Merger,” “The Offer and the Merger — Certain Relationships with PMC,” and “Merger Agreement” is incorporated into this Schedule TO by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers About the Offer— Why is Microsemi proposing the Offer and the Merger?,” “The Offer and the Merger — Background of the Offer and the Merger,” “The Offer and the Merger — Microsemi’s Reasons for the Transactions,” “The Offer and the Merger — Plans for PMC,” and “Merger Agreement” is incorporated into this Schedule TO by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and the Merger — Source and Amount of Funds” is incorporated into this Schedule TO by reference.

Item 8.   Interest in Securities of the Subject Company.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and the Merger — Certain Relationships with PMC” is incorporated into this Schedule TO by reference.

Item 9.   Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Exchange Offer Procedures — Fees and Expenses” is incorporated into this Schedule TO by reference.

Item 10. Financial Statements.

The information set forth in the sections of the Prospectus entitled “Selected Historical Consolidated Financial Data of Microsemi,” “Selected Historical Consolidated Financial Data of PMC,” “Selected Unaudited Pro Forma Combined Financial Data,” “Unaudited Pro Forma Combined Financial Data” and “Where to Obtain Additional Information” is incorporated into this Schedule TO by reference.

Item 11. Additional Information.

The information set forth in the Prospectus/Offer to Exchange and the Letter of Transmittal is incorporated into this Schedule TO by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.3 to Microsemi Corporation’s Registration Statement on Form S-4 filed on December 16, 2015).

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Microsemi Corporation’s Registration Statement on Form S-4 filed on December 16, 2015).

Exhibit No.	Description
(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to Microsemi Corporation’s Registration Statement on Form S-4 filed on December 16, 2015).

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Microsemi Corporation’s Registration Statement on Form S-4 filed on December 16, 2015).

(a)(5)(A)	Press Release issued by Microsemi Corporation, dated October 19, 2015, announcing its proposal to acquire all of the outstanding shares of PMC-Sierra common stock (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Microsemi Corporation on October 19, 2015).

(a)(5)(B)	Investor Presentation, dated October 19, 2015, distributed in connection with Microsemi Corporation’s analyst and investor conference call (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Microsemi Corporation on October 19, 2015).

(a)(5)(C)	Transcript of Microsemi Corporation’s analyst and investor conference call held on October 19, 2015 (incorporated by reference to Microsemi Corporation’s filing pursuant to Rule 425 on October 19, 2015).

(a)(5)(D)	Press Release issued by Microsemi Corporation, dated October 30, 2015, announcing its increased proposal to acquire all of the outstanding shares of PMC-Sierra common stock (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Microsemi Corporation on October 30, 2015).

(a)(5)(E)	Press Release issued by Microsemi Corporation, dated November 2, 2015, reiterating its increased proposal to acquire all of the outstanding shares of PMC-Sierra common stock (incorporated by reference to Microsemi Corporation’s filing pursuant to Rule 425 on November 3, 2015).

(a)(5)(F)	Press Release issued by Microsemi Corporation, dated November 10, 2015, announcing that its proposal to acquire all of the outstanding shares of PMC-Sierra common stock had been deemed superior by the PMC-Sierra, Inc. board of directors (incorporated by reference to Microsemi Corporation’s filing pursuant to Rule 425 on November 10, 2015).

(a)(5)(G)	Press Release issued by Microsemi Corporation, dated November 18, 2015, announcing its further increased proposal to acquire all of the outstanding shares of PMC-Sierra common stock (incorporated by reference to Microsemi Corporation’s filing pursuant to Rule 425 on November 18, 2015).

(a)(5)(H)	Joint Press Release issued by Microsemi Corporation and PMC-Sierra, Inc., dated November 24, 2015, announcing execution of definitive agreement (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Microsemi Corporation on November 25, 2015).

(a)(5)(I)	Slide presentation entitled “PMC-Sierra Welcome Meeting” (incorporated by reference to Microsemi Corporation’s filing pursuant to Rule 425 on November 30, 2015).

(a)(5)(J)	Press Release issued by Microsemi Corporation, dated December 16, 2015, announcing commencement of the exchange offer (filed herewith).

(b)(1)	Commitment Letter, dated November 17, 2015, between Morgan Stanley Senior Funding, Inc. and Microsemi Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Microsemi Corporation on November 25, 2015).

(b)(2)	Joinder Agreement, dated November 5, 2015, by and among Morgan Stanley Senior Funding, Inc., The Bank of Tokyo-Mitsubishi UFJ, Ltd., Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch and Microsemi Corporation (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Microsemi Corporation on November 25, 2015).

(d)(1)	Agreement and Plan of Merger, dated as of November 24, 2015, by and among PMC-Sierra, Inc., Microsemi Corporation and Lois Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Microsemi Corporation on November 25, 2015).

(d)(2)	Confidentiality Agreement, dated October 30, 2015, by and between Microsemi Corporation and PMC-Sierra, Inc. (filed herewith).

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2015

LOIS ACQUISITION CORP

By:	/s/ Steven G. Litchfield
Name: Steven G. Litchfield
Title: President & Chief Executive Officer

MICROSEMI CORPORATION

By:	/s/ James J. Peterson
Name: James J. Peterson
Title: Chairman of the Board & Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.3 to Microsemi Corporation’s Registration Statement on Form S-4 filed on December 16, 2015).

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Microsemi Corporation’s Registration Statement on Form S-4 filed on December 16, 2015).

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to Microsemi Corporation’s Registration Statement on Form S-4 filed on December 16, 2015).

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Microsemi Corporation’s Registration Statement on Form S-4 filed on December 16, 2015).

(a)(5)(A)	Press Release issued by Microsemi Corporation, dated October 19, 2015, announcing its proposal to acquire all of the outstanding shares of PMC-Sierra common stock (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Microsemi Corporation on October 19, 2015).

(a)(5)(B)	Investor Presentation, dated October 19, 2015, distributed in connection with Microsemi Corporation’s analyst and investor conference call (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Microsemi Corporation on October 19, 2015).

(a)(5)(C)	Transcript of Microsemi Corporation’s analyst and investor conference call held on October 19, 2015 (incorporated by reference to Microsemi Corporation’s filing pursuant to Rule 425 on October 19, 2015).

(a)(5)(D)	Press Release issued by Microsemi Corporation, dated October 30, 2015, announcing its increased proposal to acquire all of the outstanding shares of PMC-Sierra common stock (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Microsemi Corporation on October 30, 2015).

(a)(5)(E)	Press Release issued by Microsemi Corporation, dated November 2, 2015, reiterating its increased proposal to acquire all of the outstanding shares of PMC-Sierra common stock (incorporated by reference to Microsemi Corporation’s filing pursuant to Rule 425 on November 3, 2015).

(a)(5)(F)	Press Release issued by Microsemi Corporation, dated November 10, 2015, announcing that its proposal to acquire all of the outstanding shares of PMC-Sierra common stock had been deemed superior by the PMC-Sierra, Inc. board of directors (incorporated by reference to Microsemi Corporation’s filing pursuant to Rule 425 on November 10, 2015).

(a)(5)(G)	Press Release issued by Microsemi Corporation, dated November 18, 2015, announcing its further increased proposal to acquire all of the outstanding shares of PMC-Sierra common stock (incorporated by reference to Microsemi Corporation’s filing pursuant to Rule 425 on November 18, 2015).

(a)(5)(H)	Joint Press Release issued by Microsemi Corporation and PMC-Sierra, Inc., dated November 24, 2015, announcing execution of definitive agreement (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Microsemi Corporation on November 25, 2015).

(a)(5)(I)	Slide presentation entitled “PMC-Sierra Welcome Meeting” (incorporated by reference to Microsemi Corporation’s filing pursuant to Rule 425 on November 30, 2015).

(a)(5)(J)	Press Release issued by Microsemi Corporation, dated December 16, 2015, announcing commencement of the exchange offer (filed herewith).

(b)(1)	Commitment Letter, dated November 17, 2015, between Morgan Stanley Senior Funding, Inc. and Microsemi Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Microsemi Corporation on November 25, 2015).

(b)(2)	Joinder Agreement, dated November 5, 2015, by and among Morgan Stanley Senior Funding, Inc., The Bank of Tokyo-Mitsubishi UFJ, Ltd., Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch and Microsemi Corporation (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Microsemi Corporation on November 25, 2015).

(d)(1)	Agreement and Plan of Merger, dated as of November 24, 2015, by and among PMC-Sierra, Inc., Microsemi Corporation and Lois Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Microsemi Corporation on November 25, 2015).

(d)(2)	Confidentiality Agreement, dated October 30, 2015, by and between Microsemi Corporation and PMC-Sierra, Inc. (filed herewith).